EXHIBIT 77M

                                    MERGERS

     The Board of Trustees of Advisor's Inner Circle Fund, on behalf of CRA Realty Shares Portfolio (on August 20, 2002) and Shareholders of CRA Realty Shares Portfolio (on October 30, 2002), and the Board of Trustees of ING Equity Trust, on behalf of ING Real Estate Fund (on August 20, 2002) approved an Agreement and Plan of Reorganization under which ING Real Estate Fund acquired all of the assets and liabilities of CRA Realty Shares Portfolio in exchange for Class I shares of ING Real Estate Fund (the "Reorganization"). The Reorganization concluded on November 4, 2002.